EXHIBIT 99.(a)(1)(v)

SPECIAL OPPORTUNITIES FUND, INC.
615 East Michigan Street
Milwaukee, Wisconsin 53202

DEAR STOCKHOLDER:

At a meeting held on February 22, 2022, the Board of Directors of Special Opportunities Fund, Inc. (the “Fund”), voted to conduct a tender offer for shares of the Fund’s common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 1,250,000 of the Fund’s outstanding Shares of common stock (the “Shares”). The Offer (as defined herein) is for cash at a price equal to 97% of the Fund’s net asset value per share (the “NAV”) as of the close of regular trading on the New York Stock Exchange (the “NYSE”) on April 1, 2022, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase dated March 4, 2022 and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). In accordance with the rules of the Commission, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 254,259 Shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Directors, in its sole discretion, may (i) purchase all of the Shares tendered, including Shares in excess of the limitation, by amending or extending the Offer or (ii) purchase Shares pro rata among tendering stockholders in proportion to the number of Shares tendered to the Fund by each such stockholder.

The deadline for participating in the Offer is 5:00 p.m., New York City time, April 1, 2022, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on the Termination Date (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the Termination Date as extended. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted as soon as reasonably practicable after the Termination Date.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of February 22, 2022, the Fund’s NAV was $15.74 and 12,712,964 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting the Fund toll free at (877) 607-0414.

None of the Fund, its Board of Directors nor the Fund’s Investment Adviser (as defined in the Offer to Purchase) is making any recommendation to any stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Offer and related materials carefully and make his, her or its own decision.

Sincerely,

SPECIAL OPPORTUNITIES FUND, INC.

By:   /s/ Andrew Dakos
Name:  Andrew Dakos
Title: President
March 4, 2022